Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2007 and 2006
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except share data) (unaudited)

	2007	2006
	$	$
Revenue	**914,662**	904,060
Operating expenses		
Costs of services, selling and administrative	**767,903**	764,038
Amortization (Note 7)	**40,272**	40,333
Restructuring costs related to specific items	**-**	23,010
Interest on long-term debt	**7,327**	12,487
Other income	**(2,453)**	(2,237)
Interest charges	**1,095**	308
Non-controlling interest, net of income taxes	**154**	-
	814,298	837,939
Earnings before income taxes	**100,364**	66,121
Income taxes	**27,776**	22,440
Net earnings	**72,588**	43,681
Basic and diluted earnings per share (Note 5c)	**0.22**	0.13

Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2007	2006
	$	$
Net earnings	**72,588**	43,681
Other comprehensive loss		
Net (losses) gains in unrealized loss on translating financial statements of self-sustaining foreign operations	**(7,858)**	70,230
Net losses in unrealized loss on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations	**(538)**	(9,600)
Net losses on derivative financial instruments designated as cash flow hedges	**(281)**	-
Other comprehensive (loss) gain before income taxes	**(8,677)**	60,630
Income tax recovery on other comprehensive (loss) gain	**278**	668
Other comprehensive (loss) gain	**(8,399)**	61,298
Comprehensive income	**64,189**	104,979

Consolidated Statements of Retained Earnings
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2007	2006
	$	$
Retained earnings, beginning of period	**752,847**	587,201
Net earnings	**72,588**	43,681
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 5a)	**(9,362)**	(6,590)
Retained earnings, end of period	**816,073**	624,292

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2007	As at September 30, 2007
	$	$
Assets		
Current assets		
Cash and cash equivalents (Note 2)	**107,123**	88,879
Accounts receivable	**465,346**	478,980
Work in progress	**206,865**	191,055
Prepaid expenses and other current assets	**75,065**	67,720
Income taxes	**3,619**	4,849
Future income taxes	**32,922**	30,522
	890,940	862,005
Capital assets	**154,824**	146,352
Contract costs	**183,973**	192,722
Finite-life intangibles and other long-term assets (Note 3)	**454,896**	455,711
Future income taxes	**4,654**	4,928
Goodwill	**1,652,696**	1,658,712
Total assets before funds held for clients	**3,341,983**	3,320,430
Funds held for clients	**295,407**	155,378
	3,637,390	3,475,808
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**336,076**	329,381
Accrued compensation	**132,989**	132,022
Deferred revenue	**193,519**	152,668
Income taxes	**86,518**	108,432
Future income taxes	**27,183**	24,404
Current portion of long-term debt (Note 4)	**12,337**	9,815
	788,622	756,722
Future income taxes	**189,724**	202,718
Long-term debt (Note 4)	**423,367**	463,376
Accrued integration charges and other long-term liabilities	**65,357**	79,346
Total liabilities before clients' funds obligations	**1,467,070**	1,502,162
Clients' funds obligations	**295,407**	155,378
	1,762,477	1,657,540
Shareholders' equity		
Retained earnings	**816,073**	752,847
Accumulated other comprehensive loss	**(394,472)**	(386,073)
	421,601	366,774
Capital stock (Note 5a)	**1,370,750**	1,369,029
Contributed surplus (Notes 5a) and 5b)	**82,562**	82,465
	1,874,913	1,818,268
	3,637,390	3,475,808

CGI GROUP INC.

Consolidated Statements of Cash Flows

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited))

	2007	2006
	$	$
Operating activities		
Net earnings	**72,588**	43,681
Adjustments for:		
Amortization (Note 7)	**46,761**	46,627
Future income taxes	**(11,847)**	4,931
Foreign exchange (gain) loss	**(420)**	1,248
Stock-based compensation (Note 5b)	**1,873**	3,003
Non-controlling interest, net of income tax	**154**	-
Net change in non-cash working capital items	**9,629**	66,684
Cash provided by operating activities	**118,738**	166,174
Investing activities		
Purchase of capital assets	**(14,963)**	(8,167)
Proceeds from disposal of capital assets	**1,225**	-
Payments of contract costs	**(2,697)**	(3,211)
Reimbursement of contract costs upon termination of a contract	**-**	2,143
Additions to finite-life intangibles and other long-term assets	**(13,379)**	(19,312)
Decrease in other long-term assets	**235**	173
Cash used in investing activities	**(29,579)**	(28,374)
Financing activities		
Repayment of credit facilities	**(54,632)**	(92,153)
Repayment of long-term debt	**(2,021)**	(2,341)
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 5a)	**(18,445)**	(21,059)
Issuance of shares (net of share issue costs)	**6,395**	872
Cash used in financing activities	**(68,703)**	(114,681)
Effect of foreign exchange rate changes on cash and cash equivalents	**(2,212)**	7,713
Net increase in cash and cash equivalents	**18,244**	30,832
Cash and cash equivalents, beginning of period	**88,879**	115,729
Cash and cash equivalents, end of period (Note 2)	**107,123**	146,561
Interest paid	**3,925**	9,178
Income taxes paid	**55,354**	11,791

Non-cash transactions

During the quarter, capital assets and other long-term assets were acquired at an aggregate cost of $20,584,000, which was financed by long-term debt.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.   Summary of significant accounting policies

The interim consolidated financial statements for the three months ended December 31, 2007 and 2006 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for these interim periods do not conform in all respects to the requirements of Canadian generally accepted accounting principles ("GAAP") for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2007. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2007, except for new accounting policies that have been adopted effective October 1, 2007.

Certain comparative figures have been reclassified to conform to the current period's presentation.

Change in accounting policies

The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2007:

a) Section 3862, "Financial Instruments – Disclosures", describes the required disclosure for the assessment of the significance of financial instruments for an entity's financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This section and Section 3863, "Financial Instruments – Presentation" replaced Section 3861, "Financial Instruments – Disclosure and Presentation".

b) Section 3863, "Financial Instruments – Presentation", establishes standards for presentation of financial instruments and non-financial derivatives.

c) Section 1535, "Capital Disclosures", establishes standards for disclosing information about an entity's capital and how it is managed. It describes the disclosure requirements of the entity's objectives, policies and processes for managing capital, the quantitative data relating to what the entity regards as capital, whether the entity has complied with capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures, required as a result of the adoption of these standards, have been included in Note 8, Financial Instruments.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1. Summary of significant accounting policies (continued)

Future accounting changes

The CICA has amended Section 1400, "General Standards of Financial Statement Presentation", which is effective for interim periods beginning on or after October 1, 2008, to include requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section will not have an impact on the consolidated financial statements.

2. Cash and cash equivalents

	As at December 31, 2007	As at September 30, 2007
	$	$
Cash	80,411	53,267
Cash equivalents	26,712	35,612
	107,123	88,879

3. Finite-life intangibles and other long-term assets

	As at December 31, 2007			As at September 30, 2007		
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Internal-use software	80,148	41,064	39,084	78,767	38,574	40,193
Business solutions	275,579	126,625	148,954	271,177	118,766	152,411
Software licenses	135,573	85,122	50,451	114,666	80,702	33,964
Customer relationships and other	352,700	171,982	180,718	353,879	162,698	191,181
Finite-life intangibles	844,000	424,793	419,207	818,489	400,740	417,749
Deferred financing fees			6,290			6,481
Deferred compensation plan			12,602			12,206
Long-term maintenance agreements			13,893			16,159
Other			2,904			3,116
Other long-term assets			35,689			37,962
Total finite-life intangibles and other long-term assets			454,896			455,711

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4. Credit facilities

The Company has available a five-year unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. The five-year term can be extended annually. As at December 31, 2007, an amount of $210,000,000 has been drawn upon this facility. Also an amount of $12,700,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has demand lines of credit in the amounts of $25,000,000 available. At December 31, 2007, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 8). At December 31, 2007, the Company is in compliance with these covenants.

5. Capital stock, stock options and earnings per share

a) Capital stock

	Class A subordinate shares		Class B shares		Total	
	Number	**Carrying value**	**Number**	**Carrying value**	**Number**	**Carrying value**
		$		$		$
Balance, as at October 1, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(2,002,100)	(5,666)	-	-	(2,002,100)	(5,666)
Repurchased and not cancelled[1]	-	(743)	-	-	-	(743)
Issued upon exercise of options[2]	832,134	8,130	-	-	832,134	8,130
Balance, as at December 31, 2007	**289,375,749**	**1,323,026**	**34,208,159**	**47,724**	**323,583,908**	**1,370,750**

[1] On January 30, 2007, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid and the purchase of up to 29,091,303 Class A subordinate shares. During the three months ended December 31, 2007, the Company repurchased 1,404,300 Class A subordinate shares for $15,771,000. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $9,362,000, was charged to retained earnings. As of December 31, 2007, 162,700 of the repurchased Class A subordinate shares (760,500 for the year ended September 30, 2007) with a carrying value of $743,000 ($3,461,000 for the year ended September 30, 2007), and a purchase value of $1,866,000 ($8,538,000 for the year ended September 30, 2007) were held by the Company and were unpaid and had not been cancelled (for the year ended September 30, 2007, of the $8,538,000, $4,540,000 was unpaid).

[2] The carrying value of Class A subordinate shares includes $1,776,000 ($13,904,000 for the year ended September 30, 2007) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised since inception.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5. Capital stock, stock options and earnings per share (continued)

b) Stock options

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents the weighted average assumptions used to determine the stock-based compensation expense recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended December 31	
	2007	2006
Compensation expense ($)	**1,873**	3,003
Dividend yield (%)	**0.00**	0.00
Expected volatility (%)	**23.70**	29.50
Risk-free interest rate (%)	**4.10**	3.90
Expected life (years)	**5.00**	5.00
Weighted average grant date fair values ($)	**3.37**	2.60

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at October 1, 2007	**24,499,886**
Granted	**7,756,938**
Exercised	**(832,134)**
Forfeited and expired	**(758,098)**
Outstanding, as at December 31, 2007	**30,666,592**

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5. Capital stock, stock options and earnings per share (continued)

c) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

| | | Three months ended December 31 | | | | |
| | | 2007 | | | | 2006 |
	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share	Net earnings (numerator)	Weighted average number of shares outstanding (denominator)[1]	Earnings per share
	$		$	$		$
Basic	72,588	323,926,784	0.22	43,681	330,451,267	0.13
Dilutive options [2]	-	5,858,217	-	-	1,137,270	-
Diluted	72,588	329,785,001	0.22	43,681	331,588,537	0.13

[1] The 1,404,300 Class A subordinate shares repurchased during the three months ended December 31, 2007 (1,896,000 during the three months ended December 31, 2006), were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 9,318,499 and 20,544,741 for the three months ended December 31, 2007 and 2006, respectively.

6. Investments in subsidiaries and joint ventures

Balance of integration charges

For American Management Systems Incorporated, the components of the integration charges related to business acquisitions included in accounts payable and accrued liabilities as well as in accrued integration charges and other long-term liabilities are as follows:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, as at October 1, 2007	15,226	1,395	16,621
Foreign currency translation adjustment	(79)	(10)	(89)
Paid during the three-month period	(1,294)	(95)	(1,389)
Balance, as at December 31, 2007[1]	**13,853**	**1,290**	**15,143**

[1] Of the total balance remaining, $2,718,000 is included in accounts payable and accrued liabilities and $12,425,000 is included in accrued integration charges and other long-term liabilities.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.   Amortization

	Three months ended December 31	
	2007	2006
	$	$
Amortization of capital assets	**9,649**	7,098
Amortization of contract costs related to transition costs	**4,910**	3,904
Amortization of finite-life intangibles	**25,713**	29,331
	40,272	40,333
Amortization of contract costs related to incentives (presented as reduction of revenue)	**6,145**	5,920
Amortization of other long-term assets (presented in interest on long-term debt)	**344**	374
	46,761	46,627

8. Financial instruments

Derivative financial instruments

The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

Effective December 21, 2007, the Company undesignated its US$192,000,000 Senior U.S. unsecured notes as the hedging instrument for a part of the Company's net investment in self-sustaining foreign subsidiaries and entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments. The hedges were documented as cash flow hedges and no components of the derivative's fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the three tranches of the debt.

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under Other long term liabilities and the effective portion of the change in fair value of the derivatives is recognized in Other comprehensive income, net of income taxes. An amount that will offset the related transaction gain or loss arising from the remeasurement of the portion of the debt that is designated shall be reclassified each period from Other comprehensive income to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine fair values of the forward contracts.

8. Financial instruments (continued)

Derivative financial instruments (continued)

Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the three months ended December 31, 2007 were not significant.

Risk management disclosures

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

Capital risk management

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Company consists of long-term debt, cash and cash equivalents and shareholders' equity comprising of retained earnings and capital stock.

The basis for the Company's capital structure is dependent on the Company's expected business growth and changes in the business environment.

The Company is subject to certain covenants on its credit facilities. The covenants include a leverage ratio and an interest and rent coverage ratio, as well as a minimum net worth requirement. The Company monitors the ratios on a monthly basis. The ratios are also reviewed by the Company's Board of Directors on a quarterly basis. Other than the covenants required for the credit facilities, the Company is not subject to any externally imposed capital requirements.

Market risk (interest rate risk and currency risk)

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. Management does not believe that the impact of interest rate fluctuations on the current level of borrowings will be significant and, therefore, has not provided a sensitivity analysis of the impact of fluctuations on net earnings and comprehensive income.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency rates.

8. Financial Instruments (continued)

Foreign Currency Sensitivity Analysis

The Company is mainly exposed to fluctuations in the U.S. dollar and the Euro. The following table details the Company's sensitivity to a 10% strengthening of the U.S. dollar and the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for a 10% change in foreign currency rates. For a 10% weakening of the U.S. dollar and the Euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

	U.S. dollar impact	Euro impact
Net earnings	1,221	186
Comprehensive income	156,125	20,486

Liquidity rate risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. CGI's growth is financed through a combination of the cash flows from operations, borrowing under the existing credit facilities, the issuance of debt and the issuance of equity. One of management's primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. Given the Company's available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company's liquidity risk to be low.

Credit risk

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Allowances are provided for potential losses that have been incurred at the balance sheet date, however these allowances are not significant. Additionally, the Company is not subject to any significant credit risk in view of the Company's large and diversified client base.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9. Segmented information

The Company has two lines of business ("LOB"), IT services and BPS, in addition to Corporate services. The focus of these LOBs is as follows:

– The IT services LOB provides a full range of services, including systems integration, consulting and outsourcing to clients located in North America, Europe and Asia Pacific. The Company professionals and centers of excellence facilities in North America, Europe and India also provide IT and business process services to clients as an integral part of our homeshore, nearshore and offshore delivery model.

– Services provided by the BPS LOB include business processing for the financial services sector, as well as other services such as payroll and document management services.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended December 31, 2007	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	804,788	109,874	-	914,662
Earnings (loss) before interest on long-term debt, other income, interest charges, non-controlling interest, net of income taxes and income taxes[1]	101,366	17,597	(12,476)	106,487
Total assets	2,692,568	710,136	234,686	3,637,390

[1] Amortization included in IT services, BPS and Corporate is $39,015,000, $3,853,000 and $3,549,000 respectively.

As at and for the three months ended December 31, 2006	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	792,474	111,586	-	904,060
Earnings (loss) before interest on long-term debt, other income, interest charges, restructuring costs related to specific items and income taxes [1]	101,154	12,889	(14,354)	99,689
Total assets	2,920,344	678,352	250,440	3,849,136

[1] Amortization included in IT services, BPS and Corporate is $38,314,000, $5,335,000 and $3,233,000 respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual consolidated financial statements of the Company for the year ended September 30, 2007. The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were made to third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

10. Commitments and guarantees

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at December 31, 2007, the Company provided for a total of $70,245,000 of these bonds. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

On December 31, 2007 the Company entered into a long-term services agreement representing a total commitment of $71,000,000. Payments under this agreement will be made over three years.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three months ended December 31, 2007 and 2006
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2007.

	Three months ended December 31	
	2007	2006
Reconciliation of net earnings:	**$**	$
Net earnings - Canadian GAAP	**72,588**	43,681
Adjustments for:		
Warrants	**351**	351
Other	**202**	337
Net earnings – U.S. GAAP	**73,141**	44,369
Basic earnings per share – U.S. GAAP	**0.23**	0.13
Diluted earnings per share – U.S. GAAP	**0.22**	0.13
Net earnings – U.S. GAAP	**73,141**	44,369
Other comprehensive income		
Foreign currency translation adjustment	**(8,399)**	61,298
Comprehensive income – U.S. GAAP	**64,742**	105,667

	As at December 31, 2007	As at September 30, 2007
	$	$
Reconciliation of shareholders' equity:		
Shareholders' equity - Canadian GAAP	**1,874,913**	1,818,268
Adjustments for:		
Stock-based compensation	**58,411**	58,411
Warrants	**(3,320)**	(3,671)
Unearned compensation	**(3,694)**	(3,694)
Integration costs	**(6,606)**	(6,606)
Goodwill	**28,078**	28,078
Income taxes and adjustment for change in accounting policy	**9,715**	9,715
Other	**(6,582)**	(6,784)
Shareholders' equity – U.S. GAAP	**1,950,915**	1,893,717

The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes", effective for fiscal years beginning October 1, 2007. FIN 48 describes the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements. The interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of this new section did not have a significant impact on the consolidated financial statements.